MM SOLAR PARENT, LLC AND SUBSIDIARIES

Combined and Consolidated Financial Statements
and
Independent Auditors' Report
December 31, 2017, 2016, and 2015

MM SOLAR PARENT, LLC AND SUBSIDIARIES

Table of Contents

EKS&H

1155 Canyon Boulevard, Suite 400
Boulder, Colorado 80302-5195
P: 303-448-7000
F: 303-448-7099
www.EKSH.com

EKS&H LLLP

INDEPENDENT AUDITORS' REPORT

Managing Member
MM Solar Parent, LLC and Subsidiaries
Boulder, Colorado

We have audited the accompanying combined and consolidated financial statements of MM Solar Parent, LLC and Subsidiaries, which are comprised of the consolidated balance sheets as of December 31, 2017 and 2016, and the related combined and consolidated statements of operations and comprehensive income, changes in members' equity, and cash flows for the three-year period ended December 31, 2017, and the related notes to the combined and consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these combined and consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined and consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined and consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the combined and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of MM Solar Parent, LLC and Subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the three-year period ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

EKS+H LLLP

EKS&H LLLP

March 20, 2018
Boulder, Colorado

MM SOLAR PARENT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2017	December 31, 2016
Assets		
Current assets		
Cash	$ 1,952,195	$ 1,740,308
Accounts receivable	724,164	754,964
Related party receivable	30,764	-
Other current assets	62,394	57,837
Total current assets	2,769,517	2,553,109
Non-current assets		
Restricted cash	2,316,486	1,833,026
Related party receivable	-	455,247
Deferred rent receivable	166,213	144,499
Solar energy systems, net	79,383,360	82,552,554
Intangible assets, net	59,215	63,215
Interest rate swap agreements	168,875	148,345
Total non-current assets	82,094,149	85,196,886
Total assets	$ 84,863,666	$ 87,749,995
Liabilities and Members' Equity		
Current liabilities		
Related party payable	$ 109,634	$ 71,994
Accounts payable and accrued expenses	496,440	460,675
Current portion of long-term debt, net	4,450,818	3,181,376
Interest rate swap agreements	140,547	350,204
Total current liabilities	5,197,439	4,064,249
Non-current liabilities		
Long-term debt, less current portion, net	29,459,603	34,234,748
Interest rate swap agreements	49,930	76,651
Deferred revenue	1,560,493	1,265,431
Deferred rent	122,999	81,337
Total non-current liabilities	31,193,025	35,658,167
Total liabilities	36,390,464	39,722,416
Commitments and contingencies		
Members' equity		
Members' capital	32,902,226	36,828,660
Retained earnings	15,570,976	11,198,919
Total members' equity	48,473,202	48,027,579
Total liabilities and members' equity	$ 84,863,666	$ 87,749,995

See notes to combined and consolidated financial statements.

MM SOLAR PARENT, LLC AND SUBSIDIARIES

Combined and Consolidated Statements of Operations and Comprehensive Income

	December 31, 2017	December 31, 2016	December 31, 2015
Revenues			
Energy service	$ 4,300,332	$ 4,477,131	$ 4,424,589
Incentive	6,887,066	7,446,819	8,445,230
Total revenues	11,187,398	11,923,950	12,869,819
Operating expenses			
General and administrative	377,818	236,765	510,707
Operating, maintenance, and asset management	1,387,472	1,170,716	1,219,653
Depreciation and amortization	3,173,194	3,173,194	3,172,915
Total operating expenses	4,938,484	4,580,675	4,903,275
Income from operations	6,248,914	7,343,275	7,966,544
Other (expense) income			
Interest expense	(2,291,030)	(2,466,675)	(2,537,917)
Gain (loss) on interest rate swap agreements	256,908	313,708	(97,803)
De-designation of interest rate swap agreements	-	(397,643)	-
Other income (expense)	157,265	6,441	(64,186)
Total other expense	(1,876,857)	(2,544,169)	(2,699,906)
Net income	4,372,057	4,799,106	5,266,638
Change in fair value of interest rate swap agreements	-	-	68,874
De-designation of interest rate swap agreements	-	397,643	-
Comprehensive income	$ 4,372,057	$ 5,196,749	$ 5,335,512

See notes to combined and consolidated financial statements.

MM SOLAR PARENT, LLC AND SUBSIDIARIES

Combined and Consolidated Statement of Changes in Members' Equity
For the Years Ended December 31, 2017 and 2016

	Members' Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members' Equity
Balance - December 31, 2014	$ 44,080,857	$ 1,133,175	$ (466,517)	$ 44,747,515
Member contributions	4,670	-	-	4,670
Member distributions	(2,872,833)	-	-	(2,872,833)
Member contribution - to fund purchase of MFP CO Holdings II, LLC and Subsidiary (Note 2)	11,234,485	-	-	11,234,485
Member distribution - purchase of MFP CO Holdings II, LLC and Subsidiary (Note 2)	(11,234,485)	-	-	(11,234,485)
Change in fair value of interest rate swap agreements	-	-	68,874	68,874
Net income	-	5,266,638	-	5,266,638
Balance - December 31, 2015	41,212,694	6,399,813	(397,643)	47,214,864
Member distributions	(4,384,034)	-	-	(4,384,034)
De-designation of interest rate swap agreements	-	-	397,643	397,643
Net income	-	4,799,106	-	4,799,106
Balance - December 31, 2016	36,828,660	11,198,919	-	48,027,579
Member distributions	(3,926,434)	-	-	(3,926,434)
Net income	-	4,372,057	-	4,372,057
Balance - December 31, 2017	$ 32,902,226	$ 15,570,976	$ -	$ 48,473,202

See notes to combined and consolidated financial statements.

MM SOLAR PARENT, LLC AND SUBSIDIARIES

Combined and Consolidated Statements of Cash Flows

	December 31, 2017	2016	2015
Cash flows from operating activities			
Net income	$ 4,372,057	$ 4,799,106	$ 5,266,638
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	3,173,194	3,173,194	3,172,915
Amortization of debt issuance costs	167,532	167,971	167,621
Change in fair value of interest rate swap agreements	(256,908)	(313,708)	97,803
De-designation of interest rate swap agreements	-	397,643	-
Deferred rent income	(21,714)	(36,526)	(107,973)
Deferred rent expense	41,662	51,746	(11,713)
Changes in operating assets and liabilities			
Accounts receivable	30,800	812	(38,374)
Related party receivable	(30,764)	-	-
Other current assets	(4,557)	2,237	129,253
Related party payable	37,640	63,994	(149,406)
Accounts payable and accrued expenses	35,765	(31,668)	(58,937)
Deferred revenue	295,062	304,548	298,466
Net cash provided by operating activities	7,839,769	8,579,349	8,766,293
Cash flows from investing activities			
Increase in restricted cash	(28,213)	(6,071)	(15,425)
Net cash used in investing activities	(28,213)	(6,071)	(15,425)
Cash flows from financing activities			
Member contributions	-	-	4,670
Member distributions	(3,926,434)	(4,384,034)	(2,872,833)
Principal payments on long-term debt	(3,673,235)	(3,799,432)	(5,904,006)
Payment of debt issuance costs	-	-	(8,071)
Net cash used in financing activities	(7,599,669)	(8,183,466)	(8,780,240)
Net increase (decrease) in cash	211,887	389,812	(29,372)
Cash - beginning of year	1,740,308	1,350,496	1,379,868
Cash - end of year	$ 1,952,195	$ 1,740,308	$ 1,350,496

(Continued on the following page)

See notes to combined and consolidated financial statements.

Combined and Consolidated Statements of Cash Flows

(Continued from the previous page)

Supplemental disclosure of cash flow information and non-cash activity:

Cash paid for interest	$	2,089,421	$	2,171,316	$	2,405,275
(Decrease) increase in related party receivable from release of restricted cash	$	(455,247)	$	455,247	$	-
Repayment of accounts payable - solar energy systems with release of escrow	$	-	$	-	$	1,050,000
Recognition of gain in fair value of interest rate swap agreements	$	-	$	-	$	68,874

See notes to combined and consolidated financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

MM Solar Parent, LLC ("MM Parent") is the sole member of MFP CO Holdings II, LLC; MM Solar Holdings I, LLC; and MM Solar Holdings II, LLC, which have subsidiaries that own photovoltaic solar energy systems. Collectively, MM Parent and the aforementioned subsidiaries are referred to as the "Company." The Company sells electricity generated by the solar energy systems to public sector and non-profit entities located in Arizona, California, Connecticut, and Massachusetts through Power Purchase Agreements ("PPAs").

MM Parent is owned 95.1% by AES DE Holdings I, LLC ("AES DE I") and 4.9% by HA Daybreak Holdings LLC ("HADH"). As of December 31, 2017, the subsidiaries of MM Parent are as follows, including the location of asset concentration for the respective operating subsidiary and the reference of the subsidiary in these combined and consolidated financial statements.

Entity Legal Name	Asset Concentration	Referred to as
MFP CO Holdings II, LLC		MFPCOH II
AZ Solar I, LLC	Arizona	AZ Solar I
MM Solar Holdings I, LLC		MM Holdings I
Scottsdale Solar Holdings, LLC	Arizona	SSH
Eloy ESD Solar Holdings, LLC	Arizona	Eloy
SD Solar I, LLC	California	SD Solar
AZ Solar Phase Zero, LLC	Arizona	AZ Phase Zero
Bridgeport Solar, LLC	Connecticut	Bridgeport
MM Solar Holdings II, LLC		MM Holdings II
Stow Solar I, LLC	Massachusetts	Stow
Scituate Solar I, LLC	Massachusetts	Scituate
Bolton Solar I, LLC	Massachusetts	Bolton

Principles of Combination and Consolidation

The accompanying combined and consolidated financial statements include the accounts of MM Parent and its wholly owned subsidiaries, MFPCOH II, MM Holdings I, and MM Holdings II. As described in Note 2, MM Parent did not acquire MFPCOH II and its wholly owned subsidiary until October 1, 2015 and, therefore, did not consolidate MFPCOH II and its wholly owned subsidiary until that date. However, as the MFPCOH II transaction was with another company under common control, the accounts and activities were combined in the accompanying combined and consolidated financial statements prior to the purchase date. All intercompany accounts and transactions have been eliminated in combination and consolidation.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Restricted Cash

Restricted cash represents amounts held in escrow accounts required to be held at banks associated with the Company's long-term debt (Note 4) and as part of the lease agreements where the Company is required to hold money in an escrow account to cover the cost of the removal of the solar energy systems on the leased land (Note 5).

Accounts Receivable

The Company has accounts receivable from customers for the power produced by the Company's solar energy systems. At the time the accounts receivable are originated, the Company considers a reserve for doubtful accounts based on the creditworthiness of the customers. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management's best estimate of uncollectible amounts and is determined based on historical performance that is tracked by the Company on an ongoing basis. The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance. As of December 31, 2017 and 2016, there was no allowance for doubtful accounts recorded, as the Company considers all amounts collectible.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

As of December 31, 2017 and 2016, three and two customers accounted for 88% and 77%, respectively, of the Company's accounts receivable. During the years ended December 31, 2017, 2016, and 2015, three, three, and four customers accounted for 82%, 73%, and 80%, respectively, of the Company's total revenues.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Solar Energy Systems and Grants and Rebates Received

Solar energy systems are stated at cost, net of accumulated depreciation, and consist of solar energy systems located on the properties of the Company's customers. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, which are estimated to be 30 years. Solar energy systems are recorded net of grants and rebates received as a reduction in the basis of the assets. Grants are from the United States Department of the Treasury under the American Recovery and Reinvestment Act of 2009, and rebates are from state governments. The amounts received from the United States Department of the Treasury and state governments are subject to audit and adjustments.

Intangible Assets

Intangible assets consist of customer contracts; are recorded at cost, net of accumulated amortization; and are amortized on a straight-line basis over the lesser of their contractual lives of 20 years or the estimated period of benefit. Amortization expense for the years ended December 31, 2017 and 2016 was $4,000. Annual amortization expense associated with intangible assets will be approximately $4,000 for the next 15 years.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. As of December 31, 2017 and 2016, it was determined no impairment of long-lived assets was necessary.

Debt Issuance Costs

Costs associated with obtaining debt financing are deferred and amortized over the term of the related debt agreement using the straight-line method, which approximates the effective interest method, as additional interest expense. The debt issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying value of the related debt.

Deferred Rent Liability

The Company leases land for certain solar energy systems under non-cancelable operating leases, which include scheduled increases in rent payments. The expense associated with leases that have escalating payment terms is recognized on a straight-line basis over the lease term. The difference between straight-line rent expense and the amount paid is recorded as a deferred rent liability on the accompanying consolidated balance sheets.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Asset Retirement Obligation

Upon termination of the PPAs, the Company shall remove, at its expense, the solar energy systems; however, management believes the cost to remove the systems will not be significant. As such, the Company has not recorded an asset retirement obligation in the accompanying combined and consolidated financial statements.

Revenue Recognition, Deferred Rent Receivable, and Deferred Revenue

As described below, the Company has two types of revenue streams, energy service revenue and incentive revenue. The revenue recognized by the Company excludes any tax amounts that the Company collects from its customers and subsequently remits to governmental authorities.

Energy Service Revenue and Deferred Rent Receivable

The Company has entered into long-term PPAs, ranging from 20 to 25 years, for the sale of electricity. The PPAs are evaluated to determine whether they are executory agreements or leases under Accounting Standards Codification ("ASC") Topic 840, *Leases*. The Company's PPAs generally meet all of the criteria of a lease, except for, in some cases, the PPAs stipulate a price per unit of output that is fixed for the entire term of the agreement; in such cases, the PPA is scoped out of lease accounting and is considered an executory agreement.

The Company considers a PPA with output that does not have a fixed price per unit of output for the entire term of the PPA to meet the definition of a lease. If a PPA is determined to satisfy the definition of a lease, the Company then assesses whether or not a PPA is a capital lease or an operating lease. The Company has determined that none of its PPAs qualify as capital leases based on uncertainties related to production guarantees and future costs to maintain and repair the solar energy systems. For PPAs that are considered to be operating leases, the minimum production guarantee, if known, is recognized as revenue on a straight-line basis over the term of the PPA. Straight-line revenue in excess of the minimum production guarantee is recorded as deferred rent receivable. Contractual billings for amounts produced in excess of minimum production guarantees are recognized as contingent revenue in the period in which they become receivable. For the years ended December 31, 2017, 2016, and 2015, the Company recognized lease-related energy service revenue of $841,675, $861,760, and $914,252, respectively.

In addition, the Company recognizes energy service revenue from PPAs that are not considered leases, or considered leases but without a minimum production guarantee, as an executory agreement based upon output delivered using rates specified under the PPA. The aforementioned related energy service revenue recognized during the years ended December 31, 2017, 2016, and 2015 was $3,458,657, $3,615,371, and $3,510,337, respectively.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition, Deferred Rent Receivable, and Deferred Revenue (continued)

Incentive Revenue and Deferred Revenue

Certain of the Company's solar energy systems are qualified to produce solar renewable energy certificates ("SREC"). An SREC represents the renewable attributes associated with solar energy generation that are minted by government agencies and sold to third-party customers. The Company hedges some of its expected production of SRECs through forward sale contracts. The contracts require the Company to physically deliver the SRECs upon settlement. The Company elects normal purchase/normal sale accounting treatment on all SREC sale contracts it enters into during the year. The Company recognizes revenue from the sale of SRECs in the period during which they are delivered and accepted by the customer. The Company does not recognize any specifically identifiable costs related to SRECs. For the years ended December 31, 2017, 2016, and 2015, the Company recognized SREC-related revenue of $4,593,210, $4,995,926, and $6,026,746, respectively.

Additionally, certain of the Company's subsidiaries have agreements with energy companies, ranging from 5 to 20 years, which state that the Company receives incentives based on an agreed-upon fixed rate per kilowatt hour produced by the solar energy system located on each customer's property. The energy companies pay the Company based on their meter readings during the month. The Company periodically compares the energy companies' utility meter readings with its readings to ensure consistency. During the years ended December 31, 2017, 2016, and 2015, the difference between what was billed by the Company and received from the energy companies was deemed insignificant by the Company. Certain agreements with energy companies contain a clause where total consideration paid by the customer is considered fixed as the system's production is estimated to equal or exceed the allowable contractual billings. For these agreements, the Company will recognize revenue based upon actual production at a billing rate derived from the maximum contractual billings and estimated total production over the entire term of the contract and will recognize a deferred revenue liability for any amounts billed in excess of revenue recognized. For all other agreements, the Company recognizes revenue as an executory agreement based upon the output delivered using the rates specified in the agreement. For the years ended December 31, 2017, 2016, and 2015, the Company recognized incentive revenue under the aforementioned agreements of $2,293,856, $2,450,893, and $2,418,484, respectively.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for federal income taxes has been recorded in the accompanying combined and consolidated financial statements.

The Company follows guidance on accounting for uncertainty in income taxes. If taxing authorities were to disallow any tax positions taken by the Company, generally the additional income taxes, if any, would be imposed on the members rather than the Company. Accordingly, there would be no effect on the Company's combined and consolidated financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Tax Cuts and Jobs Act ("Tax Act") was signed into law on December 22, 2017. The Tax Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21% effective January 1, 2018, limitations on the deductibility of interest expense and executive compensation, eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized, changing the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. The Company does not expect the Tax Act to have a financial impact on it because, as a partnership, it is not subject to federal income tax, and the tax effect of its activities accrues to the partners.

Fair Value Measurements

The Company follows a framework for measuring fair value and provides enhanced disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Assets and liabilities measured at fair value on a recurring basis consisted of the following:

	December 31, 2017			
Description	Level 1	Level 2	Level 3	Total
Assets				
Interest rate swap agreements	$ -	$ 168,875	$ -	$ 168,875
Liabilities				
Interest rate swap agreements	$ -	$ 190,477	$ -	$ 190,477

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

	December 31, 2016			
Description	Level 1	Level 2	Level 3	Total
Assets				
Interest rate swap agreements	$ -	$ 148,345	$ -	$ 148,345
Liabilities				
Interest rate swap agreements	$ -	$ 426,855	$ -	$ 426,855

Interest Rate Swap Agreements

The fair value of interest rate swap agreements is determined by using the income valuation technique and discounted cash flows model for the spread between the fixed rates and the forward interest rates in effect when future settlements occur. Significant inputs include the forward interest rate curve, notional amounts, contract terms, and a discount rate considered by management to represent a market rate. The credit risk of the Company and the counterparty is also considered in the fair value determination. The interest rate swap agreements are considered Level 2 in the fair value hierarchy.

The Company's interest rate swap agreements are treated as a derivative instrument for financial reporting purposes. The Company recognizes all derivatives at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income or loss until the hedged item is recognized in earnings as the related hedged interest payments are made.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, receivables, accounts payable, and accrued expenses, approximated fair value as of December 31, 2017 and 2016 because of the relatively short maturity of these instruments.

The interest rate swap agreements are carried at fair value.

The carrying amount of debt approximated fair value as of December 31, 2017 and 2016, because interest rates on these instruments approximate market interest rates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting the members' equity that, under accounting principles generally accepted in the United States of America ("GAAP"), are excluded from net income. For the Company, such items consist of the de-designation of the interest rate swap agreements that had previously been designated as effective cash flow hedges.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU No. 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the industry topics of the codification. Under ASU No. 2014-09, an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and the adoption did not have a significant impact on its combined and consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition on the income statement and statement of cash flows. The Company will adopt this standard on January 1, 2019. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the impact of adoption of the new standard on its combined and consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*. The update aims to reduce diversity in practice by clarifying that a statement of cash flows should explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents; therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company will adopt this standard on January 1, 2018 and upon adoption will result in the Company including any restricted cash as part of cash on the statement of cash flows for all periods presented.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires entities to estimate all expected credit losses for certain types of financial instruments, including trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The updated guidance also expands the disclosure requirements to enable users of financial statements to understand the entity's assumptions, models, and methods for estimating expected credit losses over the entire contractual term of the instrument from the date of initial recognition of that instrument. The Company expects to adopt this standard on January 1, 2020, but early adoption is permitted. The Company is evaluating the impact of adoption of the new standard on its combined and consolidated financial statements.

Note 2 - Acquisition of Solar Companies

On October 1, 2015, the Company purchased 100% of the outstanding membership interests in MFPCOH II and its wholly owned subsidiary, AZ Solar I, from MFP CO Parent, LLC ("MFP Parent") for cash of $11,234,485. The purchase was funded through a member contribution. MFP Parent is an affiliate of the Company through common control, and, as a result, the sale has been accounted for under ASC Topic 805-50, *Transactions Between Entities Under Common Control*. As a result, the Company transferred the assets and liabilities at their book value and has retrospectively applied the transaction as if the transaction had occurred at the beginning of the periods presented in the combined and consolidated financial statements.

The following table presents the assets and liabilities associated with the acquisition of MFPCOH II and its wholly owned subsidiary:

Net assets acquired	
Cash	$ 1,189,619
Restricted cash	1,437,633
Accounts receivable	835,358
Solar energy systems, net	36,831,120
Related party payable	(19,740)
Accounts payable and accrued expenses	(234,873)
Long-term debt, net	(25,004,887)
Interest rate swap agreements	(731,028)
Total net assets acquired	$ 14,303,202

Note 3 - Solar Energy Systems

Solar energy systems consist of the following:

	December 31, 2017	December 31, 2016
Solar energy systems	$ 122,201,225	$ 122,201,225
Less accumulated depreciation	(15,315,235)	(12,146,041)
Less accumulated grants and rebates	(27,502,630)	(27,502,630)
	$ 79,383,360	$ 82,552,554

Note 4 - Long-Term Debt

Through its subsidiaries, the Company has entered into notes payable with banks for the purchase of solar energy systems. The notes have either fixed rates, variable rates generally based on LIBOR, or variable rates that have been fixed with interest rate swap agreements denoted by f or s, respectively, in the table below. The notes require either monthly or quarterly principal and interest payments with maturities at various times during 2022 through 2025. The notes are generally collateralized by all of the makers' assets and are subject to prepayment penalties, operating and financial reporting covenants, and defined restricted cash deposits. The following are additional details specific to each note:

Maker	Agreement Date	Note Amount	Interest Rate at December 31, 2017	Outstanding Balance at December 31, 2017	Outstanding Balance at December 31, 2016
MM Holdings II	May 7, 2014	$ 14,251,144	5.14 % s	$ 7,177,946	$ 8,562,698
Bridgeport	February 7, 2014	$ 338,848	6.50 % f	302,743	314,759
SD Solar	October 16, 2013	$ 2,500,000	4.61 % s	1,797,844	1,960,737
AZ Phase Zero	May 31, 2013	$ 3,060,619	5.40 % f	2,022,636	2,254,894
Eloy	December 17, 2012	$ 1,065,000	6.00 % f	540,105	665,296
SSH	July 26, 2012	$ 2,250,000	6.00 % f	1,401,891	1,554,354
AZ Solar I	April 18, 2012	$ 29,207,414	4.46 % s	21,917,473	23,521,135
				35,160,638	38,833,873
Less current portion				(4,450,818)	(3,181,376)
Less debt issuance costs				(1,250,217)	(1,417,749)
				$ 29,459,603	$ 34,234,748

Note 4 - Long-Term Debt (continued)

Maturities of the long-term obligations are as follows:

Year Ending December 31,		
2018	$	4,618,349
2019		3,921,432
2020		3,955,437
2021		5,050,750
2022		12,201,124
Thereafter		5,413,546
		35,160,638
Less unamortized debt issuance costs		(1,250,217)
	$	33,910,421

MM Holdings II Financing Agreement

MM Holdings II entered into a financing agreement (the "Financing Agreement") with a bank, in which a term loan note (the "Note") was issued to MM Holdings II. The Note requires MM Holdings II to maintain a letter-of-credit, as further described in Note 5. The Financing Agreement also restricts and dictates the availability and use of MM Holdings II's cash, including its operating account, as further defined in a depositary agreement.

As required by the Financing Agreement, MM Holdings II also entered into a working capital loan note ("Working Capital Loan Note") and an LC loan note ("LC Loan Note") in the amounts of $1,100,000 and $1,385,894, respectively (Note 5). The Working Capital Loan Note is further limited by defined project location amounts and the extent that the sum of operating, maintenance, and debt service amounts exceeds operating cash balances. Collectively, the Working Capital Loan Note and LC Loan Note will bear interest at a rate as defined in the Financing Agreement upon MM Holdings II's initial borrowings under these notes and will require quarterly interest payments. Additionally, MM Holdings II is required to pay a quarterly commitment fee of 0.75% of the defined available balance of the Working Capital Loan Note and the LC Loan Note. As of December 31, 2017 and 2016, MM Holdings II had not borrowed amounts under either the Working Capital Loan Note or the LC Loan Note. Upon borrowing, the Working Capital Loan Note and the LC Loan Note will require repayment, as defined in a depositary agreement, through maturity during May 2024. These two notes are cross-collateralized with the Note.

Note 4 - Long-Term Debt (continued)

Restricted Cash

As required by the Financing Agreement, restricted cash in the amounts of $1,861,078 and $1,833,026 as of December 31, 2017 and 2016, respectively, represents amounts the Company and its lenders agreed to have held at the bank and disbursed only in accordance with the related agreements. The agreements require the establishment of certain restricted bank accounts, which will be used to establish debt service reserves, removal reserves, and/or operating and maintenance reserves. The remaining balance in each account becomes available when the conditions defined in the agreement are satisfied.

Interest Rate Swap Agreements

The Company is required by the bank to enter into interest rate swap agreements in order to protect itself from potential future cash flow exposure due to rising variable interest rates. The Company has entered into interest rate swap agreements, swapping variable rates for fixed rates over the term of the original debt of 15 years. The counterparty is the bank, and the Company is not required to post further collateral for the interest rate swap agreements. Prior to January 1, 2016, the Company designated six of the eight interest rate swap agreements as cash flow hedges, whereby the effective amount of changes in the unrealized gains and losses was recorded in comprehensive income or loss and recognized in earnings as the related hedged interest payments are made. As of January 1, 2016, the Company elected to de-designate the interest rate swaps that had been previously designated as cash flow hedges at December 31, 2015. The Company elected to discontinue the use of hedge accounting prospectively.

As of December 31, 2017, the Company's interest rate swap agreements have an aggregate notional amount of $27,798,038, expire at various dates during 2027 or 2028, and have been fixed at rates ranging from approximately 2.00% to 3.31%. The notional amounts decrease in conjunction with the decrease of the associated debt balances.

Note 5 - Commitments and Contingencies

Operating Leases

The Company leases facilities, equipment, and vehicles under non-cancelable operating leases. Rent expense for the years ended December 31, 2017, 2016, and 2015 was $257,689, $265,011, and $261,350, respectively.

Note 5 - Commitments and Contingencies (continued)

Operating Leases (continued)

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,		
2018	$	178,000
2019		182,000
2020		185,500
2021		189,000
2022		193,000
Thereafter		3,783,000
	$	4,710,500

As required by these operating leases, the Company must hold cash in escrow accounts to cover the cost to remove the solar energy systems. The minimum escrow requirement under these leases is $450,000. As stated in the lease agreements, the minimum escrow requirement is subject to revaluation. During 2016, the amount held in the escrow account as required by the Company's lease agreement was returned by the escrow agent to AES Distributed Energy, Inc. ("AES DE"), the parent company of AES DE I. The funds were held by AES DE until a new escrow agent was identified, which occurred during 2017. As of December 31, 2017, the Company held $455,408 of its total restricted cash on the accompanying consolidated balance sheet in escrow accounts for the minimum escrow requirements.

Environmental Contingencies

The Company reviews its obligations as they relate to compliance with environmental laws, including site restoration and remediation. As of December 31, 2017 and 2016, there were no known environmental contingencies that required the Company to recognize a liability.

Letter-of-Credit

As further described in Note 4, MM Holdings II has a letter-of-credit with a bank in the amount of $1,385,894. MM Holdings II is required to pay customary letter-of-credit fees equal to 0.75% of the average daily available letter-of-credit commitment per quarter, as defined in the Financing Agreement.

Note 6 - Related Party Transactions

Related Party Annual Capacity Fees

The Company's operating subsidiaries have operations and management agreements (the "O&M Agreements") in effect between the Company's operating subsidiaries and AES Distributed Energy, Inc. ("AES DE"), the parent company of AES DE I. The terms of the O&M Agreements will remain in effect for the duration of the PPAs associated with the underlying solar energy systems, not less than 20 years.

Related Party Annual Capacity Fees (continued)

The O&M Agreements require the Company's operating subsidiaries to pay AES DE an annual fee payable in 12 equal monthly installments based on an annual fee ranging from $0.0145 to $0.0363 per watt of solar energy system capacity for the first year of the agreement. As defined in the O&M Agreements, upon each anniversary of the operating subsidiaries' respective effective dates, the annual fees will generally increase between 1.0% and 2.5%. Annual capacity expense for the years ended December 31, 2017, 2016, and 2015 was $673,070, $661,810, and $650,656, respectively, and is included in operating expenses on the accompanying combined and consolidated statements of operations and comprehensive income. As of December 31, 2017 and 2016, the Company had accrued $64,005 and $60,893, respectively, for unpaid annual fees, which is included in related party payable on the accompanying consolidated balance sheets.

Other Related Party Transactions

During the years ended December 31, 2017, 2016, and 2015, AES DE paid certain expenses on behalf of the Company, of which $45,629 and $11,101 remained payable to AES DE as of December 31, 2017 and 2016, respectively, excluding accrued and unpaid annual capacity fees. These expenses are included in operating expenses on the accompanying combined and consolidated statements of operations and comprehensive income.

During 2016, the amount held in the escrow account, as required by the Company's lease agreement (Note 5), was returned by the escrow agent to AES DE. The funds were held by AES DE until a new escrow agent was identified, which occurred during 2017 and funds were deposited into the Company's reserve account. As of December 31, 2016, related party receivables for the aforementioned transaction totaled $455,247.

During the year ended December 31, 2017, a related entity collected $30,764 from SD Solar's customer on behalf of SD Solar, which is included in related party receivable on the accompanying consolidated balance sheet. Subsequent to year-end, the amount was remitted to the Company by the related party.

Note 7 - Members' Equity

Membership interests in the Company consist of one unit class, of which 1,000 membership interests are authorized and outstanding. In accordance with the Company's operating agreement (the "Operating Agreement"), all unit holders are entitled to one vote for each unit held. Net profits, as defined in the Operating Agreement, are first allocated to AES DE I until the net profits for the current and all prior fiscal years allocated to AES DE I equal the distributions made to AES DE I, and all remaining net profits are allocated to HADH.

As defined in the Operating Agreement, HADH has agreed to contribute to the Company an amount determined by HADH that shall be sufficient to cover any unfinanced portion of a solar energy system purchase ("Additional Capital Contribution"). In connection with the Additional Capital Contributions, no adjustments shall be made to HADH's ownership interest percentage.

As of any distribution date, as defined in the Operating Agreement, distributions are to be distributed first to HADH in an amount equal to the aggregate amount of capital contributions made by HADH, and then ratably to the members in proportion to their respective ownership interest percentages.

Note 8 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the combined and consolidated financial statements were available to be issued.